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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H & L Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 Peachtree Street, NE, 100 Colony Square, Suite 2120
(No. and Street)

Atlanta, GA 30361-6204
(City) (State) (Zip Code)

RECEIVED FEB 2 8 2007 WASH. D.C. 153 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phyllis J. Beck 404-892-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert S. Blad, CPA (Robert S. Blad, P.C.)
(Name – *if individual, state last, first, middle name*)

1832 Independence Square, Suite A, Dunwoody, GA 30338
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phyllis J. Beck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H & L Equities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Phyllis J Beck
Signature

General Securities Principal
Title

Notary Public
Notary Public, Fulton County, Georgia
My Commission Expires Aug. 19, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) An Independent Auditor's Report on the Internal Control Structure required by SEC Rule 17a-5.

H & L EQUITIES, LLC

TABLE OF CONTENTS

Robert S.
Blad, P.C.

Certified Public Accountant

Member of
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members of
H & L Equities, LLC
Atlanta, Georgia

I have audited the accompanying statements of financial condition of H & L Equities, LLC, as of December 31, 2006 and 2005, and the related statements of operations and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H & L Equities, LLC, as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1,2,3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Robert S Blad, P.C.

February 7, 2007
Dunwoody, Georgia

1832 INDEPENDENCE SQUARE • SUITE A • DUNWOODY, GA 30338 • (770) 512-7600 FAX (770) 512-0507

H & L EQUITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

	As of December 31,	
	2006	2005
ASSETS		
CURRENT:		
Cash	$ 35,469	$ 34,335
Commissions receivable	68,750	5,500
Prepaids	866	3,150
	$ 105,085	$ 42,985
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Commissions payable	$ 41,250	$ 3,300
MEMBERS' EQUITY	63,835	39,685
	$ 105,085	$ 42,985

See accompanying notes to financial statements

H & L EQUITIES, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

	Year Ended December 31,	
	2006	2005
REVENUES:		
Commissions (Note 2)	$ 744,375	$ 381,045
EXPENSES:		
Commissions	446,625	228,015
Overhead (Note 2)	2,448	1,641
Professional fee	3,992	3,643
Licenses and registration fee	8,105	7,162
Insurance	380	380
Other	1,875	1,440
TOTAL EXPENSES	463,425	242,281
NET INCOME	280,950	138,764
DISTRIBUTIONS	(256,800)	(132,100)
MEMBERS' EQUITY, beginning of year	39,685	33,021
MEMBERS' EQUITY, end of year	$ 63,835	$ 39,685

See accompanying notes to financial statements

H & L EQUITIES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 280,950	$ 138,764
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in assets and liabilities:		
Receivables	(63,250)	(5,500)
Prepaids	2,284	354
Commissions payable	37,950	3,300
Net cash flows from operating activities	257,934	136,918
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distributions	(256,800)	(132,100)
INCREASE (DECREASE) IN CASH	1,134	4,818
CASH, beginning of year	34,335	29,517
CASH, end of year	$ 35,469	$ 34,335

See accompanying notes to financial statements

H & L EQUITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION

The Company, formed on May 30, 2001, operates as a broker-dealer in the private placements of securities. The Company is registered with the Securities and Exchange Commission ("SEC"); the National Association of Securities Dealers, Inc. ("NASD"); and the states of Georgia, Florida, Tennessee, North Carolina, Maryland, Oklahoma, Pennsylvania, Texas and Virginia Securities Commissions. Pursuant to this registration, the Company must maintain a minimum Net Capital, as defined by Rule 15c3-1 of the Securities Exchange Act of 1934, of $5,000 and is not authorized to hold securities or funds for customers.

INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

REVENUE RECOGNITION

Commission income and the related expense are recorded when the security is purchased or sold.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. In 2006 and 2005, the Company made no income tax or interest payments.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires reliance on accounting information based on estimates which may or may not come true in the near future.

H & L EQUITIES, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

NOTE 2 - RELATED PARTY TRANSACTIONS

Overhead expense reflects amounts paid to an affiliate for the Company's share of overhead expenses in accordance with an expense sharing agreement.

For 2006 and 2005, all of commissions income related to commissions earned on offerings of various Real Estate Investment Trusts (REITS) administrated by an affiliate.

H & L EQUITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)

DECEMBER 31, 2006

Total members' equity from the balance sheet	$ 63,835
Less non-allowable assets:	
Prepaids	(866)
Commissions receivable*	(27,500)
Net Capital	$ 35,469

* allowable to extent of related commissions payable

SCHEDULE 2

H & L EQUITIES, LLC

RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)

DECEMBER 31, 2006

	Reported In Unaudited Part II A Focus Report	Difference	Reported In Audited Financial Statement
Total members' equity from the balance sheet	$ 61,335	$ 2,500 *	$ 63,835
Less non allowable assets	(25,866)	(2,500)*	(28,366)
Net Capital	$ 35,469	$ -	$ 35,469

* relates to adjustment of nonallowable commissions receivable

H & L EQUITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT
(Pursuant to rule 15c3-1 of the Securities Exchange Act of 1934)

DECEMBER 31, 2006

Aggregate Indebtedness	
Commissions payable	$ 41,250
Total Aggregate Indebtedness	$ 41,250
Total Aggregate Indebtedness to Net Capital	1.163 to 1
Basic Net Capital Requirement	
Minimum Net Capital requirement	$ 5,000
Net Capital - SCHEDULE 1	35,469
Excess Net Capital	$ 30,469

H & L EQUITIES, LLC

STATEMENT OF EXEMPTION FROM COMPLIANCE
WITH RULE 15c3-3 AND STATEMENT OF
SUBORDINATED LIABILITIES

YEAR ENDED DECEMBER 31, 2006

STATEMENT OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3

The Company is exempt from compliance with rule 15c3-3. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the period of inception through December 31, 2006.

STATEMENT OF SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors as of December 31, 2006.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
H & L Equities, LLC
Atlanta, Georgia

In planning and performing my audit of the financial statements and supplemental schedules of H & L Equities, LLC, for the year ended December 31, 2006, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I also made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives in rule 17a-5(g) in making periodic computations of Aggregate Indebtedness and Net Capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
(CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control structure was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control structure that might be significant deficiencies or material weaknesses. However, I identified the following deficiency in internal controls that I consider to be a significant deficiency.

There is an inherent, inadequate segregation of duties, due to the small nature of the Company.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. My consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, I believe the significant deficiency described above is not a material weakness.

SCHEDULE 5

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
(CONCLUDED)

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objective.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Robert Brad, P.C.

February 7, 2007
Dunwoody, Georgia

END